                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                        AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                              (AMENDMENT NO. 7)(1)

                         GENZYME TRANSGENICS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   37246E 10 5
                         -------------------------------
                                 (CUSIP Number)

       MICHAEL S. WYZGA                                PAUL M. KINSELLA
       GENZYME CORPORATION                             PALMER & DODGE LLP
       ONE KENDALL SQUARE                              ONE BEACON STREET
       CAMBRIDGE, MA 02139                             BOSTON, MA 02108
       (617) 252-7500                                  (617) 573-0100
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               SEPTEMBER 27, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               ------------------

       (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).


                              (Page 1 of 12 pages)

                                  SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP NO.    37246E 10 5                              Page 2 of 12 pages
-------------------------------                       --------------------------

    1       NAME OF REPORTING PERSON
            GENZYME CORPORATION
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            06-1047163
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP         (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Massachusetts
--------------------------------------------------------------------------------
         NUMBER OF SHARES              7     SOLE VOTING POWER
        BENEFICIALLY OWNED                   8,267,243 shares
         BY EACH REPORTING
            PERSON WITH             --------------------------------------------
                                       8     SHARED VOTING POWER
                                             0 shares
                                    --------------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             8,267,243 shares
                                    --------------------------------------------
                                      10     SHARED DISPOSITIVE POWER
                                             0 shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,267,243 shares
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
            28.5%
--------------------------------------------------------------------------------
    14      TYPE OR REPORT PERSON*
            CO
--------------------------------------------------------------------------------

                                *SEE INSTRUCTIONS


                              (Page 2 of 12 pages)

         This Amendment No. 7 amends and restates the statement on Schedule 13D initially filed by Genzyme Corporation, a Massachusetts corporation ("Genzyme"), with the Securities and Exchange Commission (the "Commission") on July 19, 1993 and the statement on Schedule 13G filed with the Commission on October 6, 1994, each as thereafter amended by Amendment No. 1 on Schedule 13D filed with the Commission on February 21, 1995, Amendment No. 2 on Schedule 13D filed with the Commission on June 21, 1995 and Amendment No. 3 on Schedule 13D filed with the Commission on August 2, 1995, all as amended and restated by Amendment No. 4 on
Schedule 13D filed with the Commission on August 9, 1996, and as further amended by Amendment No. 5 on Schedule 13D filed on February 26, 1999, and Amendment No. 6 on Schedule 13D filed on November 24, 1999 (as so amended and restated, the "Schedule 13D").

         The purpose of this Amendment No. 7 is to report the disposition by Genzyme of 631,467 shares of Common Stock, $0.01 par value, of Genzyme Transgenics Corporation.

ITEM 1.       SECURITY AND ISSUER.

         This statement relates to the Common Stock, $0.01 par value ("Common Stock"), of Genzyme Transgenics Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 175 Crossing Boulevard, Framingham, Massachusetts 01701.

ITEM 2.       IDENTITY AND BACKGROUND

         Genzyme is a publicly-held, diversified human health care products company with its principal place of business and principal office located at One Kendall Square, Cambridge, Massachusetts 02139.

         Set forth as Exhibit 1 to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Genzyme: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship.

         During the last five years, neither Genzyme nor any of its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         For each acquisition of Common Stock described herein, the source of funds was Genzyme's working capital. The method of each acquisition is described in Item 4.

ITEM 4.       PURPOSE OF TRANSACTION.

         The Issuer was incorporated in February 1993. In May 1993, Genzyme transferred to the Issuer certain assets and liabilities and entered into certain agreements with the Issuer relating to Genzyme's transgenics business in exchange for 4,000,000 shares of the Issuer's Common Stock, which constituted all of the Issuer's then outstanding capital stock. In July 1993, the Issuer completed an initial public offering of 1,500,000 shares of Common Stock, reducing Genzyme's ownership to approximately 73%.

         As previously reported, Genzyme's ownership was further reduced to 40.5% as a result of the issuance of 4,367,601 shares of Common Stock by the Issuer on September 30, 1994.


                              (Page 3 of 12 pages)

         Also as previously reported, on February 7, 1995, Genzyme acquired 500,000 additional shares of Common Stock upon exercise by the Issuer of its rights under a Common Stock Put Agreement dated July 8, 1993. Such acquisition increased Genzyme's interest in the Issuer to 43.3%.

         Also as previously reported, Genzyme extended a revolving line of credit of up to $6,300,000 to the Issuer. On June 8, 1995, pursuant to a Common Stock Purchase Agreement, Genzyme cancelled $3,999,999 of indebtedness under such agreement and the Issuer's Promissory Note thereunder in exchange for 1,333,333 shares of the Issuer's Common Stock, thereby increasing Genzyme's interest in the Issuer to 49.0%.

         Also as previously reported, on July 3, 1995, the Issuer acquired all of the outstanding capital stock of BioDevelopment Laboratories, Inc. ("BDL"). In connection with the acquisition of BDL, Genzyme entered into a Securities Exchange Agreement with the Issuer, pursuant to which Genzyme acquired 475,467 of the 1,207,088 shares of common stock issued by the Issuer to the stockholders of BDL in exchange for 33,945 shares of Genzyme General Stock. As a result, Genzyme's interest in the Issuer was reduced to 48.2%.

         Also as previously reported, on July 3, 1995, Genzyme acquired a warrant to purchase 145,000 shares of the Issuer's Common Stock in exchange for its guaranty of the Issuer's obligations under a $7,500,000 revolving credit facility with a commercial bank, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference. This warrant is exercisable from the date of issuance to July 2005 at a price of $2.84375, which price was calculated equal to the average closing price of the Issuer's Common Stock as reported on the Nasdaq National Market System over the ten-day trading period immediately preceding issuance of the warrant.

         Also as previously reported, on March 29, 1996, the Issuer and Genzyme entered into a Convertible Debt and Development Funding Agreement which was subsequently amended as of May 3, 1996 (the "Convertible Debt Agreement"), a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference. The Convertible Debt Agreement provided for the borrowing by the Issuer of up to $10,000,000 from Genzyme on a revolving credit basis. The borrowings were convertible into Common Stock at Genzyme's option at any time, and at the Issuer's option once each fiscal quarter to the extent necessary, in the reasonable judgment of the Issuer, to cause the Issuer's tangible net worth as determined at the end of such fiscal quarter to be not less than $4,000,000 nor more than $4,200,000. In either case, the conversion price was equal to the average closing price of the Issuer's Common Stock over the twenty trading day period ending two days prior to the date of conversion.

         Also as previously reported, on March 29, 1996, the Issuer exercised its option to convert $150,000 of outstanding indebtedness under the Convertible Debt Agreement into 26,244 shares of Common Stock at a price of $5.715 per share. On June 30, 1996, the Issuer exercised its option to convert an additional $1,523,000 of indebtedness into 193,321 shares at a price of $7.878 per share. Upon completion of the public offering described in the next paragraph, the line of credit under the Convertible Debt Agreement was terminated and all outstanding indebtedness under such agreement (approximately $1.4 million) was repaid.

         Also as previously reported, on August 5, 1996, the Issuer completed an underwritten public offering of 3,000,000 shares of its Common Stock. Genzyme purchased 900,000 shares from the underwriters of such offering at the public offering price of $4.00 per share. Upon completion of the public offering, Genzyme beneficially owned 45% of the Issuer's outstanding Common Stock.

         Also as previously reported, on December 28, 1998, Genzyme acquired a warrant to purchase up to 288,000 shares of the Issuer's Common Stock in exchange for its guaranty of the Issuer's obligations under a $24.6 million credit agreement with a commercial bank, a copy of which is filed as Exhibit 5 hereto and incorporated herein by reference. The warrant has an exercise price of $4.875 and expires on


                              (Page 4 of 12 pages)

December 28, 2008. The warrant became immediately exercisable upon date of issuance for 96,000 shares of Common Stock and further exercisable on the first and second anniversaries of the date of issuance as to such additional number of shares of Common Stock equal to the product obtained by multiplying: (i) 96,000 by (ii) a fraction, the numerator of which was the sum of the amount outstanding plus the amount then available for borrowing but not outstanding on such anniversary date under the aforementioned credit agreement and the denominator of which is $24,600,000.

         Also as previously reported, on December 28, 1998, Genzyme and the Issuer entered into a Second Amended and Restated Convertible Debt Agreement dated as of December 28, 1998, a copy of which is filed as Exhibit 10 hereto and incorporated herein by reference. The Second Amended and Restated Convertible Debt Agreement amends and restates the Convertible Debt Agreement (as so amended, restated and further amended, the "Amended Convertible Debt Agreement"). The Amended Convertible Debt Agreement reduces the amount that the Issuer may borrow from Genzyme to $6,300,000. The Amended Convertible Debt Agreement also provides that indebtedness thereunder may be converted into Issuer Common Stock (i) at Genzyme's option at any time or (ii) at the Issuer's option once each fiscal quarter to the extent necessary, in the reasonable judgment of the Issuer, to maintain the Issuer's tangible net worth at the minimum amount required for continued listing of the Issuer's Common stock on the Nasdaq National Market. In either case, the conversion price will equal the average closing price of the Issuer Common Stock on the Nasdaq National Market for the twenty trading day period ending two trading days before the date of conversion. As of the date of this Amendment No. 7, there is no indebtedness outstanding under the Amended Convertible Debt Agreement.

         Also as previously reported, on November 22, 1999, Genzyme acquired 6,602.53558 shares of Series B Convertible Preferred Stock, $0.01 par value, of the Issuer (the "Series B Shares"). Genzyme acquired the Series B Shares pursuant to a Stock Purchase Agreement dated as of November 12, 1999 between Genzyme and the Issuer (the "Series B Stock Purchase Agreement"), a copy of which is filed as Exhibit 6 hereto and incorporated herein by reference. The Series B Shares were initially convertible at the option of Genzyme into an aggregate of 1,048,021 shares of Common Stock of the Issuer. The number of shares of Common Stock which could be issued upon conversion of the Series B Shares was subject to adjustment under the terms of the Certificate of Designation (which is included as Exhibit A to the Series B Stock Purchase Agreement.)

         Also as previously reported, on November 12, 1999, as an inducement for Genzyme to enter into the Series B Stock Purchase Agreement, the Issuer issued to Genzyme a Warrant to Purchase Common Stock exercisable for up to 55,833 shares of Common Stock (the "Execution Warrant"), a copy of which is filed as
Exhibit 7 hereto and incorporated herein by reference. On November 22, 1999, as consideration for Genzyme purchasing the Series B Shares at the closing under the Series B Stock Purchase Agreement, the Issuer issued to Genzyme an additional Warrant to Purchase Common Stock exercisable for up to 29,491 shares of Common Stock (the "Closing Warrant"), a copy of which is filed as Exhibit 8 hereto and incorporated herein by reference. The Execution Warrant and the Closing Warrant are each exercisable by Genzyme at any time from their respective date of issuance until ten years thereafter. The initial exercise price of the Execution Warrant and the Closing Warrant is $6.30 per share, subject to adjustment under the terms thereof.

         On February 8, 2000, Genzyme converted its Series B Shares into 1,048,021 shares of Common Stock of the Issuer. On February 9, 2000, the Issuer completed an underwritten public offering of 4,025,000 of its Common Stock. Commencing on June 28, 2000 and ending on September 27, 2000, Genzyme sold an aggregate of 631,467 shares of Issuer Common Stock. Upon completion of such sales, Genzyme's ownership of the Issuer's Common Stock was reduced to 28.1%.

         Genzyme acquired the Issuer warrants, the Series B Shares and the shares of Issuer Common Stock as described in this Item 4 for its own account and for investment purposes.


                              (Page 5 of 12 pages)

         Genzyme expects to evaluate on a continuing basis its goals and objectives, other business opportunities available to it, and general economic and equity market conditions, as well as the Issuer's business operations and prospects. Based on these evaluations, from time to time in the future, Genzyme may acquire additional shares of Issuer capital stock, and Genzyme may dispose of some or all of the shares of Issuer Common Stock it has acquired in the open market or in privately negotiated transactions.

Item 5.       Interest in Securities of the Issuer.

         (a) Genzyme beneficially owns 8,267,243 shares of the Common Stock of the Issuer representing 28.5% of the outstanding shares of Common Stock of the Issuer based on 29,056,992 shares outstanding as of August 4, 2000. The shares beneficially owned by Genzyme include: an aggregate of 422,324 shares currently issuable upon exercise of the four warrants described in Item 4.

         Pursuant to a resolution adopted by Genzyme's Board of Directors, each of the President, the Executive Vice President and Chief Legal Officer, and the Senior Vice President, Finance of Genzyme is authorized to vote all shares of the Issuer's Common Stock owned by Genzyme. The following table and footnotes set forth certain information regarding the beneficial ownership of the Issuer's Common Stock by directors and executive officers of Genzyme as of September 30, 2000.

                                                              Shares of Common Stock
                                                                 Beneficially Owned
                                                                 ------------------
Beneficial Owner                                            Shares               Percent
----------------                                            ------               -------
Henri A. Termeer...................................       8,304,743(1)            28.6%
Peter Wirth........................................       8,269,243(2)            28.5%
Michael S. Wyzga...................................       8,267,243(3)            28.5%
Henry E. Blair.....................................          26,000(4)               *
Earl M. Collier, Jr................................           1,000                  *
G. Jan van Heek....................................           2,500(5)               *

-------------------
* Indicates less than 1%.

     (1) Includes (i) 28,000 shares subject to stock options currently exercisable or exercisable within 60 days of September 30, 2000 and
(ii) 8,267,243 shares owned by Genzyme, as to which Mr. Termeer disclaims beneficial ownership.

     (2) Includes (i) 2,000 shares subject to stock options currently exercisable or exercisable within 60 days of September 30, 2000 and
(ii) 8,267,243 shares owned by Genzyme, as to which Mr. Wirth disclaims beneficial ownership.

     (3) Represents 8,267,243 shares owned by Genzyme, as to which Mr. Wyzga disclaims beneficial ownership.

     (4) Includes 25,000 shares subject to stock options currently exercisable or exercisable within 60 days of September 30, 2000.

     (5) Includes 2,000 shares subject to stock options currently exercisable or exercisable within 60 days of September 30, 2000.


                              (Page 6 of 12 pages)

         (b) Each stockholder has sole investing and voting power with respect to the shares of Common Stock of the Issuer beneficially owned by such stockholder as set forth in Item 5(a), except that Messrs. Termeer, Wirth and Wyzga have authority to vote the shares of the Issuer's Common Stock owned by Genzyme.

         (c) Other than the pursuant to the transactions described in Item 4, neither Genzyme nor any director or executive officer of Genzyme has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3 and 4 are incorporated herein by reference. Genzyme has registration rights with respect to all shares of Common Stock issued and issuable to Genzyme. These rights are set forth in Section 8 of the Series A Convertible Preferred Stock Purchase Agreement dated as of May 1, 1993 between Genzyme and the Issuer, a copy of which is included as Exhibit 9 hereto and incorporated herein by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1:        Directors and Executive Officers of Genzyme.

         Exhibit 2:        Warrant to purchase Common Stock, dated July 3, 1995.
                           Filed August 2, 1995 as Exhibit 3 to Amendment No. 3 to this Schedule 13D and incorporated herein by reference.

         Exhibit 3: Convertible Debt and Development Funding Agreement, dated as of March 29, 1996. Filed as Exhibit 10.31 to the Issuer's annual report on Form 10-K for the year ended December 31, 1995 (File No. 0-21794) and incorporated herein by reference.

         Exhibit 4: First Amendment to Convertible Debt and Development Funding Agreement, dated as of May 3, 1996. Filed as
                           Exhibit 10.31.2 to the Issuer's registration statement on Form S-1 (File No. 333-05843) filed June 12, 1996 and incorporated herein by reference.

         Exhibit 5: Warrant to purchase Common Stock, dated December 28, 1998. Filed as Exhibit 5 to Genzyme's Amendment
                           No. 5 to this Schedule 13D (Commission File No. 005-46637) and incorporated herein by reference.

         Exhibit 6: Stock Purchase Agreement dated November 12, 1999 between the Issuer and Genzyme. Filed as Exhibit 7 to Genzyme's Amendment No. 6 to this Schedule 13D (Commission File No. 005-46637) and incorporated herein by reference.

         Exhibit 7: Warrant to Purchase Common Stock dated November 12, 1999. Filed as Exhibit 8 to Genzyme's Amendment No. 6 to this Schedule 13D (Commission File No. 005-46637) and incorporated herein by reference.


                              (Page 7 of 12 pages)

         Exhibit 8: Warrant to Purchase Common Stock dated November 22, 1999. Filed as Exhibit 9 to Genzyme's Amendment No. 6 to this Schedule 13D (Commission File No. 005-46637) and incorporated herein by reference.

         Exhibit 9: Series A Convertible Preferred Stock Purchase Agreement dated as of May 1, 1993 between Genzyme and the Issuer. Filed as Exhibit 10.5 to the Issuer's Registration Statement on Form S-1 (Registration No. 33-62782) and incorporated herein by reference.

         Exhibit 10: Second Amended and Restated Convertible Debt Agreement dated as of December 28, 1998 between Genzyme and the Issuer. Filed as Exhibit 10.29 to Issuer's Annual Report on Form 10-K for the fiscal year ended January 3, 1999 (Commission File No. 0-21794) and incorporated herein by reference.


                              (Page 8 of 12 pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 14, 2000                GENZYME CORPORATION



                                        By:      /s/ Michael S. Wyzga
                                                 -------------------------------
                                                 Michael S. Wyzga
                                                 Senior Vice President, Finance;
                                                 Chief Financial Officer;
                                                 and Chief Accounting Officer














                              (Page 9 of 12 pages)

                                  EXHIBIT INDEX

         Exhibit 1:        Directors and Executive Officers of Genzyme.

         Exhibit 2:        Warrant to purchase Common Stock, dated July 3, 1995.
                           Filed August 2, 1995 as Exhibit 3 to Amendment No. 3 to this Schedule 13D and incorporated herein by reference.

         Exhibit 3: Convertible Debt and Development Funding Agreement, dated as of March 29, 1996. Filed as Exhibit 10.31 to the Issuer's annual report on Form 10-K for the year ended December 31, 1995 (File No. 0-21794) and incorporated herein by reference.

         Exhibit 4: First Amendment to Convertible Debt and Development Funding Agreement, dated as of May 3, 1996. Filed as
                           Exhibit 10.31.2 to the Issuer's registration statement on Form S-1 (File No. 333-05843) filed June 12, 1996 and incorporated herein by reference.

         Exhibit 5: Warrant to purchase Common Stock, dated December 28, 1998. Filed as Exhibit 5 to Genzyme's Amendment
                           No. 5 to this Schedule 13D (Commission File No. 005-46637) and incorporated herein by reference.

         Exhibit 6: Stock Purchase Agreement dated November 12, 1999 between the Issuer and Genzyme. Filed as Exhibit 7 to Genzyme's Amendment No. 6 to this Schedule 13D (Commission File No. 005-46637) and incorporated herein by reference.

         Exhibit 7: Warrant to Purchase Common Stock dated November 12, 1999. Filed as Exhibit 8 to Genzyme's Amendment No. 6 to this Schedule 13D (Commission File No. 005-46637) and incorporated herein by reference.

         Exhibit 8: Warrant to Purchase Common Stock dated November 22, 1999. Filed as Exhibit 9 to Genzyme's Amendment No. 6 to this Schedule 13D (Commission File No. 005-46637) and incorporated herein by reference.

         Exhibit 9: Series A Convertible Preferred Stock Purchase Agreement dated as of May 1, 1993 between Genzyme and the Issuer. Filed as Exhibit 10.5 to the Issuer's Registration Statement on Form S-1 (Registration No. 33-62782) and incorporated herein by reference.

         Exhibit 10: Second Amended and Restated Convertible Debt Agreement dated as of December 28, 1998 between Genzyme and the Issuer. Filed as Exhibit 10.29 to Issuer's Annual Report on Form 10-K for the fiscal year ended January 3, 1999 (Commission File No. 0-21794) and incorporated herein by reference.


                             (Page 10 of 12 pages)